SCHEDULE A

to

PROFUNDS

EXPENSE LIMITATION AGREEMENT

On behalf of the

Government Money Market ProFund

Effective May 1, 2026 – April 30, 2027
Fund Name	Expense Limit
	Investor Class	Service Class
Government Money Market ProFund	0.98%	1.98%
PROFUND ADVISORS LLC	PROFUNDS
a Maryland limited liability company	a Delaware statutory trust

By: /s/ Michael L. Sapir Michael L. Sapir Chief Executive Officer

By: /s/ Todd B. Johnson Todd B. Johnson President